SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of: November 2021	Commission File Number: 001-33526

NEPTUNE WELLNESS SOLUTIONS INC.

(Translation of Registrant’s name into English)

545 Promenade du Centropolis

Suite 100

Laval, Québec

Canada H7T 0A3

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEPTUNE WELLNESS SOLUTIONS INC.

Date: November 15, 2021	By:	/s/ Randy Weaver
	Name:	Randy Weaver
	Title:	Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Management Discussion and Analysis of the Financial Situation and Operating Results for the Three and Six-Month Periods Ended September 30, 2020 and 2021
99.2 99.3 99.4

Consolidated Interim Financial Statements for the Three and Six-Month Periods Ended September 30, 2020 and 2021

Form 52-109F2 – Certification of Interim Filings - Full Certificate (CEO)

Form 52-109F2 – Certification of Interim Filings - Full Certificate (CFO)